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April 21, 2016

VIA EDGAR

CONFIDENTIAL

Katherine Wray, Attorney-Advisor

Bernard Nolan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ALJ Regional Holdings, Inc.

Form 10-12B

Filed February 2, 2016

File No. 001-37689

Dear Ms. Wray and Mr. Nolan:

On behalf of ALJ Regional Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its comment letter dated April 7, 2016 relating to the Company’s Registration Statement on Form 10-12B filed on February 2, 2016 (the “Form 10”) and Amendment No. 1 to the Form 10 filed on March 28, 2016.

The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company (i) acknowledges that neither (a) the Staff comments nor (b) changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings and (ii) further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is being submitted together with Amendment No. 2 to the Form 10 (the “Amendment”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page numbers referenced by the Company’s responses relate to the Amendment. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Amendment.

Item 1A. Risk Factors

“Some of our officers do not devote all of their time to us…,” page 15

1.	We note your response to comment 5 and the added disclosure that you believe your executive officers devote “sufficient amounts of time” to your business notwithstanding their outside business commitments. Please revise this risk factor to describe with greater specificity the amount of time Messrs. Ravich and Christ devote to your business, for example using a range of hours on a weekly or monthly basis. Alternatively, provide us in your response with further explanation of why more specific disclosure in this regard is not material information for investors.

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DUBAI   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MENLO PARK   |   MILAN   |   NEW YORK

PARIS   |   ROME   |   SAN FRANCISCO   |    SÃO PAULO   |   SAUDI ARABIA*   |   SHANGHAI   |   SINGAPORE   |   TOKYO   |    TORONTO   |

WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

April 21, 2016

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it believes more specific disclosure in this regard is not material information for investors. First, the Company believes that time spent on the Company’s business is not a proxy for the quality of the work for the Company done by Messrs. Ravich and Christ. The Company believes that its past performance and growth indicate that its executive officers devote sufficient amounts of time to the Company, notwithstanding their outside business commitments. Additionally, the Company would like to respectfully advise the Staff that the Company is a holding company which wholly owns three operating subsidiaries: Faneuil, Carpets and Phoenix. All of the operational and day-to-day activities are handled by the subsidiaries, and the Company provides overall general and administrative services to the subsidiaries. As such, the range of hours Messrs. Ravich and Christ devote to the Company varies drastically depending on the business needs of the Company, and such a range would not be useful for investors and may instead be misleading. As such, the Company believes that stating that each of Messrs. Ravich and Christ devote “sufficient amounts of time” to the Company provides better disclosure to investors regarding their time commitments to the Company vis-a-vis their outside business commitments.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Concentrations

Faneuil, page 21

2.	We note your response to comment 1 relating to Faneuil’s contracts with its largest customer for fiscal 2015. Please provide further support for the assertion that you are not substantially dependent on either of Faneuil’s contracts with the state agency that accounted for approximately 24.4% of your total consolidated net revenue fiscal 2015. In this regard, please tell us whether the contracts pursuant to which Faneuil provides manual and electronic tolling operations for this same customer are interrelated. Please also explain further how the fact that “Faneuil provides similar manual and electronic tolling operations support for at least eight other customers,” as you advise in your response, supports the determination that you are not substantially dependent on your contracts with Faneuil’s largest customer.

Response: The Company notes the Staff’s comment and has updated its disclosure in the Amendment to reflect the fact that the contracts under which Faneuil provides electronic tolling services to the state agency were not renewed recently. The term of the electronic tolling services contracts formally ends on August 31, 2016, but Faneuil may provide transition services to the state agency into early 2017. These contracts comprised $20.2 million in net revenue during the Company’s fiscal year 2015. As these contracts were not renewed and services under these contracts are to cease, the Company would like to respectfully advise the Staff that it believes it is not substantially dependent on these contracts and is therefore not required to file such contracts.

The remaining contract with the state agency, under which Faneuil provides manual tolling operations for the state agency, remains in place and comprised $29.5 million in net revenue during the Company’s fiscal year 2015.

To address the Staff’s comment, the Company has filed this contract as Exhibit 10.7 with certain information redacted, and is requesting confidential treatment with respect thereto.

April 21, 2016

Item 6. Executive Compensation, page 40

3.	We note your response to comment 7 that you have filed all management contracts with your named executive officers as exhibits. Please note that Item 601(b)(10)(iii)(A) of Regulation S-K also requires the filing of management contracts with other executive officers “unless immaterial in amount or significance.” While it is not clear that you have a contract with Mr. Christ, it appears that you do have one with Mr. Chesin. Please file the contract(s) accordingly or advise.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that it does not believe that Mr. Chesin, as Chief Executive Officer of Carpets, is an executive officer of the Company. 17 CFR 240.3b-7 notes that executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant. The Company would like to respectfully inform the Staff that Mr. Chesin does not perform this role for the Company. Unlike the principal executive officers of the Company’s other two subsidiaries, Ms. Van Buren and Mr. Reisch of Faneuil and Phoenix, respectively, both of which provide a significantly more substantial impact to the Company’s bottom line, Mr. Chesin is not a member of the Company’s board of directors, cannot make any decisions for the Company and does not provide policy making direction for the Company as a whole. As such, as Mr. Chesin does not perform policy making functions for the Company, the Company does not believe that Mr. Chesin is an executive officer of the Company. Notwithstanding the foregoing to address the Staff’s comment, the Company has filed as Exhibit 10.8 the management contract with Mr. Chesin.

The Company would also like to respectfully advise the Staff that it does not have a contract with Mr. Christ.

Item 10. Recent Sales of Unregistered Securities, page 47

4.	You disclose at the end of this section that each of the disclosed unregistered issuances was exempt from registration under the Securities Act “pursuant to the exemption provided by Section 4(2) and Rule 506 thereunder.” We note, however, that your disclosure lists numerous issuances from 2013 through 2015, but you appear to have filed only one Form D, in November 2013. Please advise.

April 21, 2016

Response: In response to the Staff’s comments, the Company has removed reference to Rule 506 in the Amendment. Each of the disclosed unregistered issuances was exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(a)(2) as set forth below (unregistered issuances copied below in italics for reference, reasons for exemption provided in underline below):

The Company has entered into the following transactions with company insiders:

-	On July 10, 2015, Anna Van Buren, the Chief Executive Officer of Faneuil, and Tarsha Leherr, the Vice President of Operations of Faneuil, exchanged their 32,857 and 3,286 shares of common stock of Faneuil, respectively, for 1,500,000 shares and 150,000 shares of common stock of ALJ, respectively, using an exchange ratio of 45.65 shares of ALJ common stock for each share of Faneuil common stock.

-	On July 10, 2015, Steve Chesin, the Chief Executive Officer of Carpets, exchanged his 750,000 Class B Preferred Units with a preference amount equal to $750,000, 75,000 Common Units and 40,000 Equity Award Units of Carpets for 150,000 shares of common stock of ALJ.

-	On July 10, 2015, Marc Reisch, the Chairman of Phoenix purchased 400,000 shares of common stock of ALJ in a private placement for an aggregate consideration of $1,520,000.

-	On July 10, 2015, Kevin Hayden, the Chief Operating Officer of Phoenix purchased 50,000 shares of common stock of ALJ in a private placement for an aggregate consideration of $190,000.

Each of these transactions was entered into with sophisticated investors with a pre-existing relationship with the Company. Anna Van Buren is the Chief Executive Officer of Faneuil and a director of the Company. Tarsha Leherr is the Vice President of Operations of Faneuil. Steve Chesin is the Chief Executive Officer of Carpets. Marc Reisch is the Chairman of Phoenix and a director of the Company. Kevin Hayden is the Chief Operating Officer of Phoenix. As such, there was no public solicitation involved in such transaction. In those capacities, the offerees had access to the kind of information about the Company required to be disclosed in connection with a registered offering. The offerees were financially sophisticated, insiders of the Company and otherwise qualified as accredited investors able to adequately evaluate the merits and risks of the prospective investment, and provided representations in the purchase agreement to that effect. As such, the Company believes that such issuance was exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(a)(2).

The company has also entered into the following transactions with hedge funds:

-	On April 8, 2014, J. Deal Partnership I, LP purchased 700,000 shares of common stock in a private placement for aggregate consideration of $1,120,000.

-	On April 7, 2014, IsZo Capital LP, a Delaware limited partnership purchased 700,000 shares of common stock of ALJ in a private placement for aggregate consideration of $1,120,000.

Each of these transactions was entered into with a sophisticated investor who reached out to the Company regarding purchasing shares of the Company. As such, there was no public solicitation involved in such transaction. As a hedge fund who evaluates and invests in companies as part of its ordinary course of business, each offeree had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of the prospective investment and otherwise qualified as an accredited investor, and provided representations in the purchase agreement to that effect. As part of the investment process, the offeree entered into a non-disclosure agreement with the Company, pursuant to which the Company provided the offeree with the kind of information about the Company required to be disclosed in connection with a registered offering. As such, the Company believes that such issuance was exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(a)(2).

The Company has entered into the following options transactions:

April 21, 2016

-	On August 27, 2013, the Board granted a fully vested option to purchase 1,000,000 shares of our common stock to Jess Ravich, our Executive Chairman, and an option to purchase 175,000 shares of our common stock to Hal Byer, a director, in consideration of their efforts related to the Faneuil acquisition. The exercise price for each such option is $1.00 and each option expires on October 18, 2020.

-	On October 18, 2013, the board of directors of Faneuil granted Ms. Van Buren, a director of the Company and Faneuil, an option to purchase 60,000 shares of Faneuil’s common stock under the Plan. The option vested with respect to one-third of the shares subject to the option on October 18, 2013, one-third on October 18, 2014 and the remaining one-third vested on October 18, 2015, conditioned on Ms. Van Buren’s continuous service to Faneuil. The exercise price for the option is $30.43 per share. The option was canceled on July 10, 2015.

-	On December 19, 2013, the Board granted an option to purchase 100,000 shares of our common stock to T. Robert Christ, our Chief Financial Officer. Such option vests and becomes exercisable monthly on a pro rata basis over three years. The exercise price for such option is $1.60 per share. Such option expires on December 18, 2023.

-	Pursuant to the director compensation program adopted in July 2014, each member of the Board of Directors received annual compensation of $35,000 to be made up of either cash, restricted common stock or a combination of both, at the director’s election. We issued 80,099 restricted shares to our directors on July 21, 2014, with a fair market value of approximately $239,000, pursuant to this program.

-	On August 14, 2015, the Board granted options to purchase 100,000 shares of our common stock to Kevin Hayden, Phoenix’s COO. The exercise price for such option is $4.27 and the option vests in three equal annual installments on October 1, 2016, 2017, and 2018, subject to continued service. Such option automatically vests and becomes exercisable in full upon certain involuntary terminations. The option expires on August 13, 2025.

-	On August 14, 2015, the Board granted options to purchase 250,000 shares of our common stock to Marc Reisch, Phoenix’s Chairman. The exercise price for such option is $4.27 and the option vests in three equal annual installments on October 1, 2016, 2017, and 2018, subject to continued service. Such option automatically vests and becomes exercisable in full upon certain involuntary terminations. The option expires on August 13, 2025.

-	On August 3, 2015, the Board granted fully vested options to purchase 350,000, 100,000 and 50,000 shares of our common stock to Jess Ravich, our Executive Chairman, Rae Ravich, a director, and T. Robert Christ, our CFO, in consideration of their efforts related to the Phoenix acquisition. The exercise price for each such option is $4.00 per share and each option expires on August 3, 2022.

Each of these transactions was a noncontributory benefit grant with offerees having a pre-existing relationship with the Company. As part of each transaction above, the offerees did not give anything of value for the options, nor did they independently bargain for such options. As such, the SEC’s “no-sale” doctrine applies to this case. Additionally, the offerees are financially sophisticated insiders of the Company and otherwise qualify as accredited investors able to adequately evaluate the merits and risks of the prospective investment. The offerees also had access to the kind of information about the Company required to be disclosed in connection with a registered offering. As such, the Company believes that such issuance was exempt from registration under the Securities Act pursuant to the exemption provided by Section 4(a)(2). Nonetheless, immediately following effectiveness of the Company’s Form 10, the Company plans to file a Form S-8 with the SEC to register the securities underlying the options to the offerees.

April 21, 2016

Item 13. Financial Statements and Supplementary Data

ALJ Regional Holdings, Inc. and Subsidiaries Unaudited Pro Forma Condensed Combined Statement of Operations, page P-3

5.	We note your response to comment 19. We continue to believe that the adjustment to remove the historical goodwill impairment is not directly attributable to the acquisition of Phoenix. In this regard, we note that the impairment did not stem from the acquisition but rather the diminished fair value of the reporting unit. Revise the filing to remove the adjustment from the face of the pro forma statement of operations. Note that we would not object to you providing disclosure in the footnotes to your pro forma statements of operations in lieu of the adjustment.

Response: In response to the Staff’s comment, the Company has removed the adjustment to delete the historical goodwill impairment attributable to the acquisition of Phoenix in the Amendment.

*        *        *

Thank you for your attention to the Company’s responses to the Staff’s comments. If you have any further questions or comments regarding this submission, please contact me at +1-650-838-3772 or chris.forrester@shearman.com.

Very truly yours,

/s/ Chris Forrester

Chris Forrester
Shearman & Sterling LLP

Enclosures

cc:	T. Robert Christ, ALJ Regional Holdings, Inc.

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DUBAI   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MENLO PARK   |   MILAN   |   NEW YORK

PARIS   |   ROME   |   SAN FRANCISCO   |    SÃO PAULO   |   SAUDI ARABIA*   |   SHANGHAI   |   SINGAPORE   |   TOKYO   |    TORONTO   |

WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP